

November 13, 2014

<u>Via E-mail</u>
Kevin Yates
Chief Executive Officer
NuState Energy Holdings, Inc.
1201 Main Street, Suite 1980
Columbia, SC 29201

      Re: NuState Energy Holdings, Inc.
              Preliminary Information Statement on Schedule 14C
              Filed October 3, 2014
              File No. 000-25753

Dear Mr. Yates:

      We have reviewed your responses to the comments in our letter dated October 20, 2014 and have the following additional comment.

<u>The Amendment, page 2</u>

<u>Increasing the Authorized Number of Shares of Common Stock by Two Billion, page 2</u>

1. We note your response to our prior comment 1. As it appears that your prior agreement with Mr. Williams is no longer in force, please revise the preliminary information statement to disclose the purpose of increasing the authorized number of shares. In this regard, please describe specific details of your agreement with Mr. Murphy that will make him your controlling shareholder and any other information related to the increase in authorized shares and investment by Mr. Murphy required by Schedule 14A. Please note that we may have further comments after reviewing your revised disclosure.

      Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

                          Sincerely,

                          /s/ Justin Dobbie

                          Justin Dobbie
                          Legal Branch Chief

cc: <u>Via E-mail</u>
       Tom Murphy, Esq.